August 7, 2008

Linda Stirling

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Nos. 333-150950, 811-22153, Form N-14/A Pre-Effective Amendment No. 1.  Reorganization of the Kelmoore Strategy Fund, Kelmoore Strategy Eagle Fund and the Kelmoore Strategy Liberty Fund (the "Kelmoore Funds"), each a series of Kelmoore Strategic Trust, with and into the Dunham Monthly Distribution Fund, a series of Dunham Funds.

Dear Ms. Stirling:

On July 29, 2008, Dunham Funds (the "Registrant"), on behalf of the Dunham Monthly Distribution Fund (the “Fund”), a series of the Registrant, filed Pre-Effective Amendment No. 1 to its registration statement under the Securities Act of 1933 on Form N-14/A.  On August 6, 2008, you provided oral comments.  Please find below the Registrant's responses to those comments.  For your convenience, I have summarized those comments.  Additionally, the Registrant notes that it would be able to proceed in an expedient manner if the registration statement were declared effective on or about Friday August 8, 2008.

1.

Comment.  Please expand the table describing advisory fees actually earned by the Adviser and those that would have been paid assuming the new advisory and sub-advisory agreements were in effect during the same time period to include the percentage differences.

Response.  The above referenced table has been modified and now reads as follows.

Fund	Total Management Fee Earned by Adviser (Kelmoore)	Estimated Management Fee Assuming 1.15%* (Proforma)	Percent Difference	Estimated Management Fee Including Fulcrum Fee Performance Adjustment* (Proforma)	Percent Difference
Kelmoore Strategy Fund	$875,560	$1,008,069	15.1%	$569,778	(34.9)%
Kelmoore Strategy Eagle Fund	$1,156,463	$1,330,016	15.1%	$751,748	(34.9)%
Kelmoore Strategy Liberty Fund	$392,867	$451,801	15.1%	$255,366	(34.9)%

2.

Comment.  Please add a disclosure which clarifies that the Kelmoore shareholders are being asked to approve payments under the interim advisory and sub-advisory agreements indirectly by approving the agreements between Dunham Funds and (i) Dunham & Associates Investment Counsel, Inc. as Adviser to the Dunham Fund and (ii) Westchester Capital Management, Inc as Sub-Adviser to the Dunham Fund and Dunham & Associates Investment Counsel, Inc. rather than directly approving the interim agreements with the Kelmoore Funds.

Response.  The second paragraph under the subsection entitled Background under the section entitled INVESTMENT ADVISORY AGREEMENT & SUB-ADVISORY AGREEMENT has been modified as follows.

On August 5, 2008, the Kelmoore Board of Trustees approved an interim advisory agreement and an interim sub-advisory agreement.  These interim agreements were effective on August 6, 2008.  Under the Investment Company Act rules that permit the use of an interim advisory and sub-advisory agreements, shareholders must approve the final advisory and sub-advisory agreements.  However, the reorganization is expected to be completed during the interim period.  Consequently, the Kelmoore Funds do not anticipate entering into final agreements for advisory services or sub-advisory services.  This unusual circumstance leaves the Kelmoore Funds' shareholders without final agreements to approve.  Therefore, the Kelmoore Board is seeking shareholder approval of (1) the Advisory Agreement between the Dunham Fund and Dunham and (2) the Sub-Advisory Agreement between the Dunham Fund, Dunham and Westchester in lieu of approving final agreements for the Kelmoore Funds.

3.

Comment.  Please provide the address and principal occupation for the principal executive officer and the directors of the Adviser and Sub-Adviser.

Response.  The following disclosures have been added to the description of the Adviser and Sub-Adviser under the subsections entitled Dunham Fund The Investment Adviser and The Sub-Adviser under the section entitled FUND MANAGEMENT.

The table below describes the principal executive officer and sole director of the Adviser.

Name	Title	Address	Principal Occupation
Jeffrey A. Dunham	President, Director	10251 Vista Sorrento Pkwy, Suite 200 San Diego, CA 92121	President, Dunham & Associates Investment Counsel, Inc.

The table below describes the principal executive officer and the directors of the Sub-Adviser.

Name	Title	Address	Principal Occupation
Frederick W. Green	President, Director	100 Summit Lake Drive Valhalla, New York 10595	President, Westchester Capital Management, Inc.
Patricia P. Green	Director	100 Summit Lake Drive Valhalla, New York 10595	Homemaker

If you have any questions or additional comments, please call JoAnn Strasser at (513) 352-6725 or the undersigned at 614-469-3238.

Best regards,

/s/ Parker D. Bridgeport
Parker D. Bridgeport